

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Flower Turbines LLC

240 Central Ave.
1J
Lawrence, NY 11559

http://www.flowerturbines.com

1000 units of Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


THE OFFERING

Maximum 107,000* Units ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 Units ($10,000)


Company	Flower Turbines LLC
Corporate Address	240 Central Ave., 1J, Lawrence, NY 11559
Description of Business	It makes small rooftop vertical axis wind turbines
Type of Security Offered	Units
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$250

—ALL PERKS ENDED AS OF AUGUST 2ND 2019—

Perks* (These perks are no longer available to new investors after 8/2/19)

$500+ **T shirt with Flower Turbines logo**

$1,000+ **5% discount** on Wind Tulips purchased **through our website**

$10,000+ **10% discount** on Wind **Tulips purchased through our website**

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders (This perk is no longer available - see below for more details)

Flower Turbines LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) **within 24 hours of this offering going live.**

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 units at $10 / unit, you will receive 1 bonus unit, meaning you'll own 11 units for $100.   Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

—ALL PERKS ENDED AS OF AUGUST 2ND 2019—

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Flower Turbines LLC makes innovative small vertical axis drag-type wind turbines, for installations near people and on buildings. The company currently makes a two-bladed version, mostly for developed countries and more esthetically demanding locations, and a three-bladed version for locations where the simplicity of blade manufacturing reduces cost. The company will later make smaller ones for the residential market. The company intends not only to manufacture, but also to develop and finance small wind farms in high return areas across the world. We believe, based on research comparing wind resource maps and publicly and privately available information on the price of electricity, that there are many places in the world with high cost of electricity and high wind speeds. One example in the US is Hawaii.

The current stage of the company is early sales with proven prototypes. Several versions were built and installed over 10 years. Recently, two turbines were actually installed side by side and measured. The cluster effect was also demonstrated by building small versions and testing them side by side. The turbines that have been built and installed validate the engineering files that we developed and they are ready, with the slight adjustments always needed for each set of suppliers in a particular location, for larger scale manufacturing. The company is ready to produce many wind turbines on demand for the next stage of larger scale commercial demonstrations, based on having identified a manufacturer and the company's prior experience in building and installing around 10 turbines. In these, all the features worked. The major issue in any wind turbine is usually the blades; since they are simply connected to a central shaft and a generator, the blades all worked well and stood up to stress and weather.

Roadmap for development: Increase the production level with up to 100 financed sales that will bring down costs of production and make the next round of sales more profitable. With more reference projects, sales become easier.

Sales, Supply Chain, & Customer Base

Sales are early stage. Supply chain is based on manufacturing, and is very flexible. The company can use its engineering files to build in many locations close to the market. The targeted customer base is entities that have large flat roofs in windy areas. The supply chain includes local sales and installation, whether by our company or by representatives.

Competition

There are many manufacturers of small wind turbines. The features of Flower Turbines are unique and patent-protected (whether owned or licensed by the company) and the design is copyrighted. The features of Flower Turbines increase the efficiency of this class of turbine (drag vertical axis), according to measurements and sophisticated simulations. The other traditional categories of small turbines are lift vertical axis and lift horizontal axis. The lift creates turbulence and noise, so that means they can not be easily zoned or used in a building or urban setting. Those other turbines are meant for farms or high above parking lots. The competitive advantage is not just in the Flower Turbines themselves, but also in the cluster effect and the integration into a building.

Liabilities and Litigation

There is no litigation.

Intellectual Property

Intellectual property is an important part of Flower Turbines and the existing and pending Intellectual patents, copyrights, trademarks, and know-how are differentiating factors between Flower Turbines and other startup companies. All of it is directly or indirectly under the control of Dr. Farb. Because of the stages in development, some of it is registered in his name or in the name of another company he owns that performed some of the earlier stage research, but paperwork already exists assigning that property or licensing it for free to Flower Turbines so there is no doubt that Flower Turbines has access to all the IP it requires.

The team

Officers and directors

Dr. Daniel Farb	Founder, CEO and Director
Larry Solomon	CFO Designate*
Geoffrey B. Clark	COO Designate*
Ed Day	Project Manager: Gov Sales

Dr. Daniel Farb
CEO, 2013-present, experience in renewable energy, high achiever in multiple fields, degrees in business, science, and literature, startup and corporate sales experience; 30 patents; 100 books. Flower Turbines is his primary job. CEO of Leviathan Energy, 2008-present. The Leviathan Energy group consists of related renewable energy companies, and he works most of the time with Flower Turbines. Strong believer in the importance of ecology and an avid hiker. Education: National Science Foundation Innovation Corps program (US). Completed November 2017. Course Series: Executive's Guide to Patent Strategy, Summer, 2011 and 2012, Herzliya, Israel, taught by Finnegan law firm and the University of Haifa 1999-2001: Courses at UCLA School of Business and Management, program in International Trade and Commerce. Partially completed. 1997, Anderson School of Management, UCLA, Los Angeles, CA, degree in Executive Management. 1978-1982, Boston University School of Medicine, Boston, MA. M.D., elected to Alpha Omega Alpha honors fraternity 1976-1977, Special Student in Science, Yale University, New Haven, Conn. Additional year of science courses after graduation. 1972-1976, Yale College, New Haven, Conn. B.A., English Literature, cum laude. Set an academic record in Yale's history by taking eight courses (double the average load, and including two senior research projects in English and Psychology along with science) in one semester and receiving all A's. Work Experience: 2006-present, Founder, CEO, creator of most of the intellectual property, Leviathan Energy, a group of renewable energy companies in Israel and the US with innovations in a variety of wind, water, wave, and underwater turbines. Leviathan Energy Hydroelectric and Leviathan Energy Wind Lotus (predecessor of Flower Turbines) won the prestigious Eurogia label for its work. Two wind companies won second (Leviathan Energy Wind Lotus) and third place in the Israel Cleantech Open 2010. 2011: Small wind invention (the Tulips) featured at Bloomfield Science Museum in Jerusalem as one of Israel's top 45 technologies. Exhibit on it still present. Flower Turbines LLC was located at the Long Island High Tech Incubator at Stony Brook University in 2013. Though he works for Leviathan Energy, Flower Turbines remains is his primary job. 2005-2006- Patent writer and consultant with an intellectual property law firm in Ramat Gan, Israel. 1999-2005, CEO, UniversityOfHealthcare.com , and UniversityOfBusiness.com, e-learning companies for management and healthcare training. Dr. Farb is a thought leader in the area of renewable energy. Here is an excerpt of him speaking in the Congressional Office Building in 2015: https://youtu.be/V69ZMDa9HJk

Larry Solomon
*Active participation in this designated role is subject to certain milestones which the company has not yet reached. Until these milestones are reached, Larry Solomon

participates in a part time consulting capacity. Brought startups to market. Real estate experience. Columbia Business School 2003; Primary work: EXCEED INVESTMENTS, 2017 - Present, Managing Director, Commercial Business Lines, an insurtech company EXCEED INVESTMENTS, 2012-2017, Chief Operating Officer. UBS WEALTH MANAGEMENT AMERICAS, Director, Market Strategy and Analysis, 2010-2012. BARCLAYS WEALTH / LEHMAN BROTHERS, Vice President, Private Investment Management Corporate Strategy, 2007-2009. MCKINSEY AND COMPANY, Management Consultant, Financial Institutions Group, 2004-2006. Contributing time since 2017

Geoffrey B. Clark
*Active participation in this designated role is subject to certain milestones which the company has not yet reached. Until these milestones are reached, Geoffrey B. Clark participates in a part time consulting capacity. PRIMARY WORK: International Accounts Manager Former Director of Corporate Planning at Consolidated Edison, 1998 – 2003; Dublind Partners, Consultant, 2003-2007; FLEXcon Company Inc., 2007 – present, Investments Manager. Harvard Business School, 1983; Harvard College cum laude. Contributing time since 2017

Ed Day
Primary work: Mechanical Engineer; Grant Writer; Project Manager of federal projects over $100 million; example: Project Manager on a contract to design and build an Effluent Treatment Facility (ETF) to treat the waste generated by the DOE Richland Operations at Hanford, Washington, from the PUREX (Plutonium-Uranium Extraction) Facility; Pell Resources, 2007-present, consulting, management, and grant writing services. Bachelor of Science in Mechanical Engineering University of Tennessee, 1972. Contributing time since 2017

Number of Employees: 3

Related party transactions

As a result of the history of development, some patents, copyrights, and trademarks are in the name of Dr. Farb or his other companies. A free license for their use has been given, and they will be formally transferred to Flower Turbines when funds are available for the legal fees involved.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective** One of the Company's most valuable assets is its intellectual property. All of the following comments apply to the current situation where not all IP is in the company's name, but the company has a written license to it. See below for more information on the ownership of the patents. We currently hold 1 issued patent in several countries, another issued patent in China, and have filed several other patents, as well as a number of trademarks, copyrights, Internet domain names, and have trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to wind turbines. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to small wind turbines. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose some revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. The Company currently possesses the rights to issued patents in US, Canada, Australia, China, Israel, France, Germany, the United Kingdom, Ireland, and Italy. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. The Company has the rights to patents in the application phase. Progression to the issued phase is not guaranteed. There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property. Because our product is a mechanical device related to wind turbines, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company. The cost of enforcing our patents could prevent us from enforcing them. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the turbine developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a brand-new company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the wind turbine is a good idea, that the IP Company will be able to secure the intellectual property rights to the turbine, that we will be able to successfully market, manufacture and sell the wind turbines, that we can price it right and sell it to enough people so that the company will succeed, and that you believe the quality of the science the products are based on. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations** We estimate that we will require at least $0.2 million to commence commercial production of the wind turbines. We believe that we will be able to finance the commercial production of the wind turbines through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **You can't easily resell the securities** There is no available market for selling LLC units of an early stage company. Any units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Valuation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Flower Turbines has priced the services at a level that allows the company to make a profit and still attract business.

- **This is a new and unproven industry** The Tulip wind turbines are a completely new product that we have recently introduced into the crowded field of wind turbines. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that the industry will not generate significant sales. We have launched a product that overlaps with well established industries in energy and well established small distributed energy such as solar PV. It could be very difficult to persuade a large number of the participants in these industries to try something new and initially more expensive. The Company will only be able to create value if people are persuaded to buy small wind turbines. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

- **Credit availability** Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Our new products could fail to achieve the sales traction we expect.** Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product (which usually means in this industry compared to the price of electricity) and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We may face technological challenges** We may discover that the optimal retail price points for wind turbines are below where we can sustainably price our current product. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass-produced product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into marketing a product following this offering . However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the units you receive. More importantly, there is no established market for these units and there may never be one. As a result, if you decide to sell these units in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player or to proceed to IPO. However, that may never happen or it may happen at a price that results in you losing money on this investment. We do not expect to issue distributions to investors in our early stages, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the unitholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the renewable energy categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** There are several large and established wind turbine manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished. Our current or future products could have a latent design flaw or manufacturing defect. Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. The nature of the product means there is a high likelihood we will face product liability lawsuits. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our company, which would significantly reduce the value of your investment. We have never been sued.

- **NOTES ON THE PATENTS AND INTELLECTUAL PROPERTY:** 1. Some of the patents were filed under "Leviathan Energy Wind Lotus"--a previous Israeli research company also owned by Dr. Farb. Dr. Farb is in the process of updating all patents technically as property of Flower Turbines. In the meantime, there is a free license agreement. 2. They are divided into 3 core patents that address the three central technology points for this to work. Of these the first one, 2-Bladed Vertical Axis Turbine, is already granted in many parts of the world: US, Canada, Australia, Europe, Israel. The second, on the cluster effect, is under examination in the US, EU, and China. The third, on adaptations to buildings, is filed internationally but not yet in national phase. This already provides three level of protection for our core contribution. These core patents on the most important part of the invention are synergistic, and any one can reduce competition. 3. Patent labeled 2 on the story page of our offering is another way of approaching the first core patent in other countries, usually less developed. It is now granted in China. 4. Patent 3 on the story page of our offering is useful for bringing these to market in the Indian periphery and elsewhere to supply off grid power needs instead of diesel for cell towers. 5. Patent 4 on the story page of our offering is possibly useful for the future. 6. Dr. Farb obtained in 2018 official registration of the designs with the US copyright office as works of eco-art, so that gives them an even wider protection. They were filed under his name, but the ones relevant to Flower Turbines are licensed to the company without charge. 7. Leviathan Energy Israel, also owned by Dr. Farb, has a patent for deflecting wind into blades at higher velocity, and that can be used at no fee. It may be useful in some cases. Bottom line: anything useful to the company is or will be granted it by Dr. Farb, and doing so is just a formality. Trademarks in some cases belong to Dr. Farb; the ownership will be transferred when resources are available to do so. 8. We have ideas for more patents that will further enhance the company, but cannot disclose them at this stage.
- **Profits and distributions** This is an early stage company, and all profits, if they occur, may be retained for growth, so one cannot count on this investment to provide income.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Mark Daniel Farb, 100.0% ownership, Units

Classes of securities

- Units: 750,000

Voting Rights

 The holders of the Company's units, no par value per unit ("units"), are entitled to one vote for each unit held of record on all matters submitted to a vote of the members.

Distributions (Profit and Losses) Rights

The Members will share the net profits and losses of the LLC according to their unit ownership. Each member's percentage of their profit allocation each year from the LLC may be distributed, at the Manager's discretion, 1 time per year. The Members' profit allocation will be accounted by the manager according to the above units after the costs of the LLC have been paid or calculated according to the above units.

Dissolution

Should the LLC be dissolved by majority vote or otherwise, the LLC will be liquidated, and the debts will be paid. All remaining funds after debts have been paid will be distributed based on the percentage of ownership interest outlined in this Agreement. An assignment or sale of a Members interest in the Company does not result in the dissolution of the Company. For the avoidance of doubt, the granting of a lien on any amount of Member interest is not deemed to be an assignment.

Liquidation

Upon dissolution of the Company, the Managers or one of their members that they select shall liquidate the Company's assets and shall do so as promptly as is consistent with obtaining fair value for them, and shall apply and distribute the assets of the Company as follows:

a) First, to the payment and discharge of all of the Company's debts and liabilities to creditors of the Company other than the Members;

b) Second, to the payment and discharge of all of the Company's debt and liabilities to creditors of the Company that are Members;

c) Third, to the Members in accordance with their capital accounts, after giving effect to all contributions, distributions and allocation for all periods.

Rights and Preferences

The rights, preferences, and privileges of the holders of the company's units are subject to and may be adversely affected by, the rights of the holders of units of any series of additional classes of preferred units that we may designate in the future.

*The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law. *

What it means to be a Minority Holder

As a minority holder of units you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of units, company repurchases of units, a sale of the Company or of assets of the Company, or transactions with related parties. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Minority holders will receive distributions according to the number of units that they hold.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer distributions, and most early stage companies are unlikely to offer distributions, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Some friends and family have already contributed money and time to the company and the research behind it over the last 10 years. The company plans to issue them units representing not more than around 7.5% of the total units, at a time when a lawyer will be working on all the new investments. The company expects to offer unit options to founding significant employees as incentives for another 10-20% total of the units.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

The company has losses since it has been investing in several iterations of computer simulations, prototypes, some commercial, and patents. The company is now ready to produce commercially. We anticipate profitable operations as soon as we can finance initial group installations. We can operate indefinitely but not make substantial progress without investment. We have signed some distribution agreements for which we expect orders by late summer of 2018.

We believe investors can reasonably expect rapid growth once we make our first projects in the US, which we believe will be profitable as they will sell energy to the grid or to the building that hosts them.

Expenses have been in several major categories:

Patents and IP, including engineering. Patents are a significant expense. Some of the engineering expenses have received matching grants from research and business development organizations associated with Stony Brook University of New York, as the company has hired engineers from the University. Other engineers were also hired to update files, perform simulations, etc.

Travel, meeting, conference expenses for Dr. Farb to promote the company, meet with potential customers and investors, etc.

Expenses of making a temporary demonstration project in Israel of two large turbines manufactured in Europe.

Operations in the future: IP and travel expenses will continue. With investment and sales, this will change to a model which is cash positive based on selling turbines at a profit or making projects with them based on financing.

Financial Milestones

The company is investing for continued growth of the brand, and is generating net income losses as a result. Management currently forecasts, with financing, both equity and loans for projects, 2018 and 2019 revenue of $1 million and $10 million, respectively, and believes the company will generate positive net income beginning in 2018. The past results are not representative of the future. The past involved investing into the product, patents, engineering, manufacturing expertise, early commercialization prototypes, etc. We are now ready to make commercial projects.

The cost of the revenue in the first year will be close to the revenue of $1 million and may exceed that if there are certification and other operating costs. If there are revenues of $1 million plus any income from an investment, the management will eliminate non-essential activities in order to keep the costs below revenue. If there is a revenue of $10 million in the second year, the management anticipates a typical COGS in moderate production to be 50-70% of revenue. The margin of 30-50% of revenue will go to ensuring company growth and financial stability. Such costs could include research, patents, employee, and other costs. In the second year of funding, one should expect at most a small amount of net income for that reason. The management's intention is to invest substantial unused assets into financing additional small wind projects that will add to the company's income -producing assets.

The first phase of R&D was in Israel, where the predecessor company starting simulating and testing various designs in 2008. By 2011, that company had several beta sales, including the first small wind turbine on the Israeli grid, a demonstration at the Hilton hotel for Earth Day, recognition from Cleantech Open, the Bloomfield Science Museum's choice of Israel's top technologies, and President Shimon Peres. By 2013, we obtained experience testing and manufacturing in India. By 2016, we installed turbines in Israel that showed the cluster effect. In 2017, an engineer with a Masters from Stony Brook University in the US designed and made a 3D-printed model on a small size that confirmed the cluster effect.

At the end of 2017, Flower Turbines was part of the Dreamit Ventures Urbantech business accelerator, and was exposed to potential investors and clients, refined its pitches, and finished putting together an initial team.

The next milestone will be a commercially valid demonstration project in the US or Europe that can be used as a reference point for making sales and obtaining both bank financing for projects and equity financing for company growth. Based on numerous conversations with customers, we have found a tremendous pent-up demand for this kind of solution, but the lack of a nearby and fully operational full 10-unit installation to demonstrate the economic model is the major barrier for the company. Once that has been achieved, we believe we will achieve much higher growth. We are also assuming that within a year or less of obtaining the $1 million raise we will finish the certification process, which we believe will unlock key subsidies and make sales much easier. Overcoming those two barriers will, we believe, unlock the growth potential of the product.

Certification is according to an International electrical engineering protocol that makes the turbines eligible for subsidies in certain important areas of the world.

We have a model of fast growth from the solar PV industry. Once a small renewable energy industry is certified and has a critical mass of installations, growth occurs solidly and rapidly.

In summary, the first stage of company funding, $1 million, we believe could result in 100 financed sales within 6-12 months. We believe that will be leveraged into several hundred additional financed sales and several hundred outright sales in another 6 months. We expect growth to occur rapidly from that point on. During that time, the cost of goods sold per unit should decrease from $7000 at low volume to $5000, giving the company initial profits to fund growth. We expect a constant sales price of $7500. Other costs in addition to costs of goods sold will include salaries, insurance, legal, patent, travel, and other costs. We believe that in our second round of 100 sales an income of $750,000, a COGS of $500,000, and pro-rated costs over all the production in that year that could include insurance of $20,000, legal of $20,000, miscellaneous of $30,000, patent of $10,000, salaries of $70,000, leading to a $100,000 profit in that group of 100 units sold, if several hundred units are sold that year. In the following year, with sales of 1000 units or more, the profit margins over basic costs should rise. Also, the income from financed projects will possibly start to provide cash flow for the company. For example, a project of 10 turbines for $100,000 that can return 15-20% per year that we finance at 8% per year will provide us a margin of $7000 per year in income (with small deductions for maintenance, return of principal, and insurance). If, by the end of year 2 from financing, we have 500 turbines that we have financed, we believe we will have an income of $350,000 per year in addition to income from new sales. We intend to use the leverage from financing to fuel growth. This model was proven in the solar PV industry.

Liquidity and Capital Resources

The company has sufficient equity based contributions from the owner to continue basic operations, but requires new capital to commercialize. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The initial proceeds will be used to make projects so that the company is receiving an income and gaining credibility with banks. Thereafter, capital will be used to obtain third party certifications and bring the team fully on board.

After the first installation of 10 in the US, we will use that as an economic model to get financing for projects and credit lines. One opportunity for doing this would be SBA loans. We will also go to other capital markets and family offices for project investment funds. Packages of long term renewable energy projects are popular with many customers who want a steady stream of income that is higher than bonds.

Some friends and family have already contributed money and time to the company and the research behind it over the last 10 years. The company plans to issue them units representing not more than around 7.5% of the total units, at a time when a lawyer will be working on all the new investments. The company expects to offer unit options to founding significant employees as incentives for another 10-20% total of the units.

Indebtedness

The company has no material terms of indebtedness.

Recent offerings of securities

None

Valuation

$7,500,000.00

We made a professional valuation under the supervision of Algovalue, a firm specializing in startup valuation, using tools of major accounting corporations mostly based on comparable publicly traded stocks, which gave a valuation of $27 million, but we choose to be more conservative and state it at $7.5 million pre-money. The price of the units merely reflects the opinion of the Company as to what would be fair market value. A large part of the value is due to the size of the market, and growth prospects comparable to small wind turbine manufacturers and solar PV. Algovalue's algorithm used companies such as Broadwind Energy, Active Power, and Taylor Devices as models to perform standard accounting firm evaluations comparing sales with projected sales, EBITDA, and other parameters, and including a lack of marketability discount. In addition, Dreamit Ventures, whose venture incubator recently graduated Flower Turbines from its Urbantech cohort, gave this figure of $7.5

million pre-money to potential investors during meetings. Investors should be aware that the price at which securities are sold by the issuer, whether now or in the future, is not necessarily an indication of the inherent value of the company. An increase in price does not always correlate to an increase in value. Additionally, there can be no assurance that there will be any market for the shares under this offering in the future, at the price paid or at any other price.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000	$1,070,000
Less: Offering Expenses			
StartEngine Fees (6% total fee)	$600	$6,420	$64,200
Net Proceeds	$9,400	$100,580	$1,005,800
Use of Net Proceeds:			
R& D & Production	$0	$10,000	$50,000
Marketing	$9,400	$5,580	$30,000
Working Capital	$0	$15,000	$100,000
down payments for projects	$0	$70,000	$500,000
Grant applications and matching funds			$200,000
Patents			$50,000
Certification			$75,800
Total Use of Net Proceeds	$9,400	$100,580	$1,005,800

We are seeking to raise a minimum of $10,000 (initial target amount) for fund-raising marketing to continue the raise to $107,000, and then we may amend the offering to up to $1,070,000 through Regulation Crowdfunding. The Startengine fees are those paid to the crowdfunding platform.

The first money received (10,000) will address the need to continue to market the offering. That is what is meant by the initial marketing. The company intends to hire Startengine to perform a social media campaign to increase the funds raised from people with a likely interest in the project and in green investing.

The $107,000 will be allocated to starting the most important step for the company: a reference project of 10 turbines in a major country. This money should be sufficient for a down-payment plus bank loan for such a project. Or it will be sufficient to supply two turbines to start the certification process. The remainder of the money will be allocated to engineering work, marketing for additional funding, and working capital, of which one example would be insurance costs and patents.

If we manage to raise an amount of $1,070,000, we believe the amount will last us 6-12 months and plan to use the net proceeds of approximately $950,000 over the course of that time as follows: down payments for financing for projects to get the initial projects on the market and give the company a positive dividend flow and matching funds for grants, certification to unlock subsidies in certain key areas, and beginning of getting the team on board. In addition, funds will be used to continue the social media campaign for crowdfunding investment, prosecute patents, pay for business development, and travel to major markets.

If more money is raised, some will go to product R&D. That could include refining the engineering files and tooling for manufacturing.

The working capital is for uses such as insurance, legal for contracts, etc.

The main use is to make down payments, with or without bank financing, for small wind farms using our turbines in the US and Europe. This is a crucial step in the company's strategy.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salaries/consultant expenses. For example, extensive engineering work may be required to prepare for manufacturing, or the manufacturer may require tooling costs. There could be unexpected areas of engineering that need to be addressed. In addition, insurance costs may be unexpectedly higher for a new product. Travel may be required to negotiate licensing and other deals. Patent expenses are usually irregular in time and can increase unexpectedly due to need to respond to an examiner's comments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.flowerturbines.com/annual in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Flower Turbines LLC

[See attached]



SJH

FINANCIAL AND ACCOUNTING SERVICES, LLC

Independent Accountant's Review Report

Dr. M. Daniel Farb
CEO
Flower Turbines, LLC

We have reviewed the accompanying balance sheet of Flower Turbines, LLC as of December 31, 2018 and 2017, and the related statements of income, cash flows, and member's equity for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

April 18, 2019

SJH Financial, LLC

SJH Financial, LLC

33 BRODWOOD DRIVE, STAMFORD, CT 06902
SHERCKIS@SJHFINANCIAL.COM

O 203.328.9680
C 203.536.3758
F 203.328.9681

Flower Turbines, LLC
Consolidated Balance Sheet
For the period ending December 31

	2018	2017
ASSETS		
Current Assets		
Checking/Savings	$ 74,764	$ 24,163
Accounts Receivable, net	-	-
Inventory	-	-
Prepaid Expenses	-	-
Other Assets	-	-
Total Current Assets	74,764	24,163
Total Fixed Assets, net	138,197	112,287
Other Assets	-	-
TOTAL ASSETS	**212,961**	**136,450**
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable	8,047	23,385
Accrued Expenses	-	-
Taxes Payable	-	-
Total Current Liabilities	8,047	23,385
Long Term Liabilities		
Long term debt		
Total Long Term Liabilities	-	-
Total Liabilities	8,047	23,385
Equity		
Capital Stock/Member's Equity	799,915	594,207
Member Draws	(13,070)	(6,500)
Retained Earnings/(Deficit)	(581,931)	(474,642)
Total Equity	204,914	113,065
TOTAL LIABILITIES & EQUITY	**$ 212,961**	**$ 136,450**

See independent accountants' review report and notes to consolidated financial statements.

Flower Turbines, LLC
Income Statement
For the year ending December 31

	2018	2017
Revenue	$ -	$ -
Costs and expenses:		
Marketing and sales	57,663	75
General and administrative	49,626	42,342
Total costs and expenses	107,289	42,417
Income from operations	(107,289)	(42,417)
Interest and other income (expense), net	-	2
Income before provision for income taxes	(107,289)	(42,415)
Provision for income taxes	-	-
Net income	$ (107,289)	$(42,415)

See independent accountants' review report and notes to consolidated financial statements.

Flower Turbines, LLC
Statement of Cash Flows
For the year ending December 31

	2018	2017
Cash flows from operating activities		
Net income	$(107,289)	$(42,415)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		
Changes in assets and liabilities:		
Accounts receivable		
Accounts payable	(15,338)	54
Accrued expenses and other current liabilities		
Net cash provided by operating activities	(122,627)	(42,361)
Cash flows from investing activities		
Purchases of property and equipment	(25,910)	(19,926)
Purchases of marketable securities	92,950	92,950
Member Draws	(6,570)	(6,500)
Net cash used in investing activities	173,228	66,524
Cash flows from financing activities		
Principal payments on capital lease and other financing obligations		
Repurchases of common stock		
Net cash used in financing activities	-	-
Net (decrease) increase in cash and cash equivalents	50,601	24,163
Cash and cash equivalents at beginning of period	24,163	-
Cash and cash equivalents at end of period	$ 74,764	$ 24,163

See independent accountants' review report and notes to consolidated financial statements.

Flower Turbines, LLC
Statement of Member's Equity
For the year ending December 31

	Common Stock	Other Activity	Accumulated Earnings	Total Member's Equity
December 31, 2016	$ 501,257	$ -	$ (432,227)	$ 69,030
Shares issued for debt conversion	-	-	-	-
Shares issued for cash	-	-	-	-
Shares issued for services	-	-	-	-
Contributed capital	92,950	-	-	92,950
Member Draws	-	(6,500)	-	(6,570)
Stock option compensation	-	-	-	-
Net income (loss)	-	-	(42,415)	(42,415)
December 31, 2017	594,207	-	(474,642)	113,065
Shares issued for debt conversion	-	-	-	-
Shares issued for cash	-	-	-	-
Shares issued for services	-	-	-	-
Contributed capital	205,708	-	-	205,708
Member Draws	-	(6,570)	-	(6,570)
Stock option compensation	-	-	-	-
Net income (loss)	-	-	(107,289)	(107,289)
December 31, 2018	$ 799,915	$ (13,070)	$ (581,931)	$ 204,914

See independent accountants' review report and notes to consolidated financial statements.

Flower Turbines, LLC
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is engaged in engineering, manufacturing, and selling small vertical axis wind turbines.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are primarily composed of patents and are stated at cost. Depreciation and amortization will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2018 and 2017, no depreciation or amortization has been recorded as the assets have not been placed in service to date.

Revenue and Cost Recognition

Revenues are recognized on the completion and sale of products. To date there have been no sales.

Evaluation of Subsequent Events

There have been so material subsequent events from the prior fiscal year through the date of the report. Company has evaluated subsequent events through April 18, 2019, which is the date the financial statements were available to be issued.

See independent accountants' review report

2. TRANSACTIONS WITH RELATED PARTY

There are no related party transactions.

3. FIXED ASSETS

Patents	$ 138,197	$ 112,287
Accumulated Depreciation and Amortization	-	-
Fixed Assets, net	$ 138,197	$ 112,287

4. ACCOUNTS PAYABLE

Accounts payable totals $8,047 at December 31, 2018 and $23,385 at December 31, 2017.

5. INCOME TAXES AND DEFERRED INCOME TAXES

There are currently no taxes due, nor any deferred income taxes incurred.

6. CONTINGENCIES

There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

See independent accountants' review report

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









Start Investing Get Funding Sign In

Flower Turbines is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

Oversubscribed
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Hours Left
1,935
Investors
$1,069,803.77
Raised of $10K - $1.07M goal
PLAY VIDEO
Flower Turbines
Innovative Small Wind Turbines
Regulation Crowdfunding
Lawrence, NY
Business to Business
Accepting International Investment
Invest Now
$250.00 minimum investment

Overview Team Terms Updates Comments Share

Innovation for a Cleaner Planet

Invest in **Flower Turbines**

***"These beautiful small wind turbines** fascinate people who watch them for long periods of time as their tulip shape displays different images as they rotate.*

We believe we are the first and only company with patents (licensed or owned) solving the aerodynamic issues affecting small wind turbines in dense and urban rooftop settings. We believe we have the potential to be at least as successful as solar PV. Flower Turbines combines innovative aerodynamics with innovative designs.

We have solved the prior limitation of small wind turbines that low noise equals low efficiency.

Small wind energy production is part of the energy future, and we believe it has yet to realize its potential. A few working turbines have been sold, and the company is

Hilton

ready to commercialize. The current stage of the company is early sales with proven prototypes. Our video shows a recent sale in Colombia.

This could be the small wind turbine company that addresses a large market. This is your chance to be part of it.

One of the key technologies is the cluster effect. Normally, wind turbines need to be widely spaced because they interfere with each other. Flower Turbines actually make their neighbors, when spaced correctly, produce 20-50% more electricity than when alone. This enables a totally new business model: the rooftop wind farm, with more sales per roof. And it enables a mass-production manufacturing model, like what Henry Ford did for the auto industry, with the difference being that we have multiple levels of patent protection.

Your participation makes you part of a movement that makes clean energy without taking away land from agriculture or housing, without damaging birds, and while creating eco-kinetic art."

Dr. Daniel Farb, Founder and CEO

Note:

A local Hilton gave us temporary permission to put their name on the turbine as part of an Earth Day celebration. This does not imply a permanent relationship with the hotel chain.

Here is the new residential version

Your investment now helps us start the manufacturing.





Dr. Farb at contract signing after Flower Turbines won a tender from a city in the Netherlands

The Offering

Investment

$10/unit | When you invest you are betting the company's future equity value will exceed $8.5M.

More zoom in less room

What Flower Turbines Has Accomplished So Far...

We started developing the technology in Israel, and from there we:



- Installed the first small wind turbine on the Israeli grid and then installed a few more.
- Won second place in the Cleantech Open in 2010.
- One of our founder's companies (Leviathan Energy), which utilizes similar IP as Flower Turbines, is on exhibit in the Bloomfield Science Museum in Jerusalem as one of the top-45 inventions in the history of Israel.
- Demonstrated the cluster effect with two full-size turbines in Israel and two small turbines in the US.
- We moved our headquarters to the US to go to market primarily in North America.
- Flower Turbines was one of the 3% of companies chosen to participate in Dreamit Venture's first Urbantech Accelerator. Dreamit has the right to invest when venture capitalists come on board.
- In May 2018, Flower Turbines was among the winners of the US-China Innovation Forum contest, which resulted in an expenses-paid trip to China to meet investors and partners.
- PortXL Rotterdam chose Flower Turbines in a group of 20 out of 1000 companies screened for investment in an EU subsidiary based in Rotterdam.
- The EU subsidiary is jumping forward and has signed contracts and won a tender for providing wind turbines to a city.
- This past year, we have filed patents based on







- This past year, we have filed patents based on simulations that show much higher efficiency with updated blade design. We have filed patents that may make the cost of installation lower.

This map shows the windiest regions of the US. There are many other mountainous areas not shown because they would be too speckled.

- We believe, from our own assessment, the **US commercial market alone is a total potential market of $225 billion**. See discussion below for more details.
- We also believe, from our own assessment, the **residential market is another total potential market of $50 billion**. See discussion below for more details

(Sources: *Extensive review of compiled statistics from a number of sites including US government statistical sites of the number of government, commercial, school, and factory buildings throughout the US, and estimating the percentage of that building stock, according to published US Department of Energy wind maps, located in areas where use of wind makes economic sense. Then if there are 10 turbines per roof at $7,500 each, the total potential market size is $225 billion. The same procedure was followed for the residential market, but it is smaller since each building has less space to fit turbines, and the turbines for that market will be smaller and lower cost. When one considers the population and land mass of the US in comparison with Canada, EU, Russia, China, Japan, Brazil, and India alone, we calculated the worldwide potential to be over $1 trillion.*)

10m
urban multi-family residential & commercial buildings
X 30%
Of US where comparable to or better than solar
X 10 turbines
per roof
X $7,500
per unit
= $225b

The Israeli team with the Minister of Energy and Infrastructure at the first small turbine installation on the Israeli grid of an earlier version.

Traction

- Manufactured in India, Israel and Eastern Europe
- Huge potential for rural India and even rural Europe, to replace expensive and dirty diesel fuel, in addition to the core market in urban/suburban settings in developed areas.
- Letters of intent from Europe and the US, on the condition of providing financing (the growth model that worked for solar PV)
- Contract for distribution to some island nations
- Most recent installation working in Colombia
- Sales and corporate contracts beginning in the US and EU

Our Products







The illustration below is a simulated representation of how the future, smaller residential brand will look. The photo above is an actual small model that will resemble one option for residential use. Final product may vary.

We will sell these at the current stage in clusters of 10 or more to corporate customers. In addition to their aesthetics, the cluster effect means the zoning and installation costs can be divided among 10 or more turbines. *Computer-generated prototype, final product may vary.*









Computer-generated artistic renderings. Final product may vary.

How Our Products Are Different

We believe Flower Turbines have features other turbines lack. We have addressed all the issues that small turbines in dense locations need to address.

Competition	Flower Turbines	Lift Vertical	Helix	Other Drag Vertical	HAWT
Efficiency in dense settings	✓✓✓			✓	
Starts at Low Speeds	✓✓✓			✓	
Low maintenance and opex	✓✓✓		✓	✓	
Durability in High Winds	✓✓✓	✓	✓	✓✓	✓
Quiet	✓✓✓			✓✓	
Low bird risk	✓✓✓	✓	✓	✓✓	

HAWT stands for horizontal axis wind turbines. This chart is based on the CEO's extensive knowledge of the literature and aerodynamic characteristics of each type of turbine.



Most Turbines

Most turbines create vortices and interfere with each other.



Tulips

Flower Turbines designs them to work together.



This is an internal computer simulation of the air flow around a Tulip in a horizontal cross section, the wind coming from the left, showing how it creates wind of higher velocity on the sides than in the surroundings. Velocity cubed is proportional to power, so these increases in velocity for the nearby turbines are amplified.



Testing of two adjacent turbines shows that at the correct shaft to shaft distance, the power output jumps.

The turbines have other aerodynamic features that make them start at half the speed (1.2 meters per second versus 3) of the industry average.





meters per second wind speed

— watts   — watts others

Measurements show Flower Turbines producing electricity before others even start moving.

Our Market and Industry





Source: *Cleantechnica.com*



According to CleanTechnica, **the market growth rate of small wind turbines has been surpassing solar recently.** And that is without our innovation on the market. We will enhance a high-growth industry.

We believe Flower Turbines will grow like solar but faster because we are concentrating on large corporate sales first. Solar market growth would hardly have occurred if solar panels interfered with each other the way wind turbines do. We believe we broke that barrier.

Solar PV is in the public domain, but only Flower Turbines can produce a Tulip!

















To show why we believe Flower Turbines' potential market is a $100 billion industry like solar is now, we made a chart comparing Flower Turbines to solar in a windy area of the Northeast. The payback is slightly better, even though we aren't in mass production yet. But, according to our own research, the revenue per square meter is **344%** higher. That means the property owner gets much more value from wind thanks to the cluster effect and the vertical nature of wind turbines.

We also have other features that we believe improve efficiency.

Solar and wind actually are natural partners. On cloudy days, wind may make up for the loss of solar power. Together, they can help liberate the grid from fossil fuels.

Our clustered wind turbines look beautiful on a roof next to solar panels and provide electricity when the sun isn't shining.

Flower Turbines Compares Favorably to Solar in Windy Areas

	Solar	Flower Turbines
Number of kilowatts	20	20
Space in square meters (example: 10 story apt. building)	148.7	90
Cost of system with 30% Federal tax subsidy	$48,980	$70,000
Value of electricity per year	$4381	$8992
Payback period (years)	11.24	7.78
Revenue per square meter	$29	$100 344% Higher

This chart is based on publicly available sales prices on the internet for solar PV in the region and our estimate of our own pricing and performance.

Coastal Climate Power
2000
1500
1000
500
0
Watts
2400
300
600
900
1200
1500
1800
2100
2400
Time
Solar
Wind
Both

The graph is an example of how, in Los Angeles and other coastal areas, solar and Flower Turbines provide better coverage of electricity in the course of a day than solar alone.

What Makes Our Team Special

Team
Dr. Daniel Farb
CEO and Founder. 30 patents in Renewable Energy; degrees in science (BU), business (UCLA), IR (Yale); startup experience. Wrote 100 books.
Larry Solomon*
CFO. Brought startups to market. Real estate experience. Columbia Business School
Jeff Clark*
COO. International Accounts Manager
Former Director of Corporate Planning at ConEd
Harvard Business School
Ed Day*
Government Sales and Project Management
Mechanical Engineer, managed government contracts of $100MM
Akshay Jadhav*
Engineer
Masters in Mechanical Engineering
Dr. Anurag Purwar
Advisor, Professor of Mechanical Engineering, Stony Brook University
*Part time pending financing

Our initial market is corporate real estate and government for making rooftop wind farms. We have executives with corporate sales, utility, real estate, and government management experience.

Our other large advantage is technology. We combine a broadly skilled inventor like Dr. Farb with excellent engineers. Dr. Farb is an expert in renewable energy and spoke before the US Congress, New York City, and the Council on Foreign Relations on issues relating to small wind turbines.

This is a product that can capture one's imagination. We will add online and traditional marketing and sales staff as more funds become available.













more funds become available.

Our international team is growing. In the EU, we have more engineers and a regional manager, Roy Osinga. Here is a video of him introducing himself and Flower Turbines of the EU: https://vimeo.com/338046994

Here is a picture of Mr. Osinga, Dr. Farb, and French intern Jordan Mamiafo at the closing event of PortXL Rotterdam.

Beth Liu is an investment banker representing Flower Turbines in China.

Invest in Our Company Today!

Imagine this on almost every windy commercial rooftop in the world!
Then on residential rooftops.

Technology Plus Beauty
Beautiful designs, backed up with multiple patents (assigned and/or licensed) based on sophisticated aerodynamic science. A highly educated and innovative team to back it up.

This could be the breakthrough small wind has been waiting for. Join us in changing an entire industry.

Turbines on the gas station above are a simulation. Final product may vary.

MAJOR PATENTS
1. PCT IB10/052334, 2-Bladed Vertical Axis Turbines, granted in US, EU, Canada, Israel, Australia. Pending in India.
2. PCT IL2015/050537, Vertical Axis Turbine Clustering, patented in the US and China. Pending in the EU and Brazil.
3. PCT IL2017/050969, ROOFTOP WIND TURBINE FLOW IMPROVEMENTS, filed in the US and China
4. Provisional patents on making the turbine more efficient: Filed in the US in 2018 and 2019.
NICHE PATENTS
5. PCT IB2012/053567, VARIABLE DIAMETER AND ANGLE

We solve the 3 sources of turbulence:

1
2
3



Within the turbine | Turbine to turbine | Building to turbine

We have a patent addressing each

VERTICAL AXIS TURBINE, granted in the US, Japan, and China. Pending in India.

6. Provisional patent on easier ground installation. Filed in US, 2019.

See discussion below on Patents.

NOTES ON THE PATENTS AND INTELLECTUAL PROPERTY:

1. Some of the patents were filed under "Leviathan Energy Wind Lotus"--a previous Israeli research company also owned by Dr. Farb. Dr. Farb is in the process of updating all patents technically as property of Flower Turbines (assignment of patents). In the meantime, there is a license agreement.
2. The core patents on the most important part of the invention are synergistic, and any one of them alone can reduce competition.
3. Patent labeled 5 above is another way of approaching the first core patent in other countries, usually less developed. It is now granted in China.
4. Dr. Farb obtained in 2018 official registration of the designs with the US copyright office as works of eco-art, so that gives them an even wider protection. They were filed under his name, but the ones relevant to Flower Turbines are licensed to the company without charge.
5. Leviathan Energy Israel, also owned by Dr. Farb, has a patent for deflecting wind into blades at higher velocity, and that can be used at no fee. It may be useful in some cases.

Bottom line: anything useful to the company is or will be granted to it by Dr. Farb, and doing so is just a formality.
Trademarks in some cases belong to Dr. Farb; the ownership will be transferred when resources are available to do so.
The EU company owns several granted trademarks for the EU region.

6. We have ideas for more patents that wil he company, but cannot disclose them at this stage.

2008 to 2009 — Beginnings

First simulations and prototypes at experimental wind farm in Israel.

July 2010

September 2013 — US Company Launches!

Starts off at Long Island High-Tech Incubator.

2015-2017

November 2016

1st US Patent granted to Lethavian Energy (related company). LOIs for 100 units in Belgium

2017

April 2018

Distribution Agreements

We signed contract for sales and distribution to some resort and island markets worldwide.

May 2018

June 2018 — Launched on StartEngine

Now YOU can own a part of our company!

December 2019

March 2020 — Several Wind Farms in Operation

(ANTICIPATED)

July 2020



Cluster Effect

Manufacturing in Europe. Permitting and installation at a farm in Israel to show the cluster effect

Won Contest for China Investment

Flower Turbines was one of the winners at the US China Investment Forum in Houston, Texas,

10 Unit Wind Farm

Anticipated: With quick funding, we may have a 10 unit wind farm in operation. (ANTICIPATED)

Certification and Subsidies

Certification. Eligible for all subsidy programs worldwide. (ANTICIPATED)

Sale in Colombia

First Installations

First small turbine on Israeli grid, 2nd place in Cleantech Open, first Tulip at Eilat Hilton, chosen as one of top-45 technologies in Israel

Meet Our Team



Dr. Daniel Farb
Founder, CEO and Director

CEO, 2013-present, experience in renewable energy, high achiever in multiple fields, degrees in business, science, and literature, startup and corporate sales experience; 30 patents; 100 books. Flower Turbines is his primary job. CEO of Leviathan Energy, 2008-present. The Leviathan Energy group consists of related renewable energy companies, and he works most of the time with Flower Turbines. Strong believer in the importance of ecology and an avid hiker. Education: National Science Foundation Innovation Corps program (US). Completed November 2017. Course Series: Executive's Guide to Patent Strategy, Summer, 2011 and 2012, Herzliya, Israel, taught by Finnegan law firm

and the University of Haifa 1999-2001: Courses at UCLA School of Business and Management, program in International Trade and Commerce. Partially completed. 1997, Anderson School of Management, UCLA, Los Angeles, CA, degree in Executive Management. 1978-1982, Boston University School of Medicine, Boston, MA. M.D., elected to Alpha Omega Alpha honors fraternity 1976-1977, Special Student in Science, Yale University, New Haven, Conn. Additional year of science courses after graduation. 1972-1976, Yale College, New Haven, Conn. B.A., English Literature, cum laude. Set an academic record in Yale's history by taking eight courses (double the average load, and including two senior research projects in English and Psychology along with science) in one semester and receiving all A's. Work Experience: 2006-present, Founder, CEO, creator of most of the intellectual property, Leviathan Energy, a group of renewable energy companies in Israel and the US with innovations in a variety of wind, water, wave, and underwater turbines. Leviathan Energy Hydroelectric and Leviathan Energy Wind Lotus (predecessor of Flower Turbines) won the prestigious Eurogia label for its work. Two wind companies won second (Leviathan Energy Wind Lotus) and third place in the Israel Cleantech Open 2010. 2011: Small wind invention (the Tulips) featured at Bloomfield Science Museum in Jerusalem as one of Israel's top 45 technologies. Exhibit on it still present. Flower Turbines LLC was located at the Long Island High Tech Incubator at Stony Brook University in 2013. Though he works for Leviathan Energy, Flower Turbines remains is his primary job. 2005-2006- Patent writer and consultant with an intellectual property law firm in Ramat Gan, Israel. 1999-2005, CEO, UniversityOfHealthcare.com , and UniversityOfBusiness.com, e-learning companies for management and healthcare training. Dr. Farb is a thought leader in the area of renewable energy. Here is an excerpt of him speaking in the Congressional Office Building in 2015:
https://youtu.be/V69ZMDa9HJk





Larry Solomon
CFO Designate*



Geoffrey B. Clark
COO Designate*



Ed Day
Project Manager: Gov Sales

Active participation in this designated role is subject to certain milestones which the company has not yet reached. Until these milestones are reached, Larry Solomon participates in a part time consulting capacity. Brought startups to market. Real estate experience. Columbia Business School 2003; Primary work: EXCEED INVESTMENTS, 2017 - Present, Managing Director, Commercial Business Lines, an insurtech company EXCEED INVESTMENTS, 2012-2017, Chief Operating Officer. UBS WEALTH MANAGEMENT AMERICAS, Director, Market Strategy and Analysis, 2010-2012. BARCLAYS WEALTH / LEHMAN BROTHERS, Vice President, Private Investment Management Corporate Strategy, 2007-2009. MCKINSEY AND COMPANY, Management Consultant, Financial Institutions Group, 2004-2006. Contributing time since 2017



Active participation in this designated role is subject to certain milestones which the company has not yet reached. Until these milestones are reached, Geoffrey B. Clark participates in a part time consulting capacity. PRIMARY WORK: International Accounts Manager Former Director of Corporate Planning at Consolidated Edison, 1998 – 2003; Dublind Partners, Consultant, 2003-2007; FLEXcon Company Inc., 2007 – present, Investments Manager. Harvard Business School, 1983; Harvard College cum laude. Contributing time since 2017



Sales
Primary work: Mechanical Engineer; Grant Writer; Project Manager of federal projects over $100 million; example: Project Manager on a contract to design and build an Effluent Treatment Facility (ETF) to treat the waste generated by the DOE Richland Operations at Hanford, Washington, from the PUREX (Plutonium-Uranium Extraction) Facility; Pell Resources, 2007-present, consulting, management, and grant writing services. Bachelor of Science in Mechanical Engineering University of Tennessee, 1972. Contributing time since 2017



Offering Summary

Maximum 107,000* Units ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 Units ($10,000)

Company	Flower Turbines LLC
Corporate Address	240 Central Ave., 1J, Lawrence, NY 11559
Description of Business	It makes small rooftop vertical axis wind turbines
Type of Security Offered	Units
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$250

—ALL PERKS ENDED AS OF AUGUST 2ND 2019—

<u>Perks</u>* **(These perks are no longer available to new investors after 8/2/19)**

$500+ T shirt with Flower Turbines logo

$1,000+ 5% discount on Wind Tulips purchased through our website

$10,000+ 10% discount on Wind Tulips purchased through our website

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders (This perk is no longer available - see below for more details)

Flower Turbines LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) **within 24 hours of this offering going live**.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 units at $10 / unit, you will receive 1 bonus unit, meaning you'll own 11 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

—ALL PERKS ENDED AS OF AUGUST 2ND 2019—

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salaries/consultant expenses. For example, extensive engineering work may be required to prepare for manufacturing, or the manufacturer may require tooling costs. There could be unexpected areas of engineering that need to be addressed. In addition, insurance costs may be unexpectedly higher for a new product. Travel may be required to negotiate licensing and other deals. Patent expenses are usually irregular in time and can increase unexpectedly due to need to respond to an examiner's comments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

updates on manufacturing

5 days ago

My main focus now is getting the manufacturing ironed out. (That is kind of a pun.)

We expect the delivery of fiberglass molds and production of first set of blades in the Netherlands for the "small" 3 meter high version (remember we have large, medium, small, and mini sizes on the way) within the next 2 weeks. I plan to be there the second week of December in person to review that.

So everyone is on the same page: molds for production can be expensive. The one for the small version in fiberglass cost around $10,000. Higher volume ones for metal blade production can run over $50,000, but result in a lower unit price.

The base represents a challenge we are working on. Right now we engaged an excellent design to cost engineering firm in Israel that designs parts for companies like Boeing because the estimates on manufacturing were coming in too high and we need to find more off the shelf parts. As part of that, for example, we had a meeting--myself, the engineer, 2 manufacturing consultants, and the engineering and executive staff of a mid-sized aerospace manufacturing firm in Israel. Once we have the updated design and estimates from them, we will also give it to the Netherlands for estimates.

Still working on finding interested manufacturers in the US who have reasonable costs. It is not easy. I've already spent time and some of our money trying to find them.

I was just in China for 2 weeks. (I won a technology prize there and spoke at a university and a scientific academy, and met some potential investors and partners.) I met a company that supervises production in China and knows all the tricks and they represent a lot of companies so they have leverage over suppliers to make sure, as much as possible, that there is no internal theft. I am considering having them work on that after the design is updated. I see an opportunity for manufacturing there for the local market. I think the current situation in the world is that the West wants products made in the West.

Important information about closing the campaign

10 days ago

1. There are always a good portion of investments that don't clear, so make sure to get on the waitlist as soon as possible. That way if space opens up, we can swap you in.

2. Some people are asking, "What papers do I get for my investment?" Investors get a proof of purchase called a "subscription agreement". You can see it in your investment dashboard on Startengine. The electronic document is your proof of purchase. There is no paper document sent.

3. We will set up a separate line of communications with investors, no less than quarterly and probably more often. Also, we will be arranging T shirts and discount codes for those who invested early enough. In the meantime, these public updates and answers to questions need to be on this platform.

a new PCT patent

20 days ago

This past week, I just filed the PCT conversion from a US provisional of an important patent, on the ideal ratios of blade shape and shaft for maximal efficiency. Simultaneously, I'm in the process of filing this in the country of Argentina, which is outside the PCT system. The reason for that is that it is a large country that has experienced recent energy crises so people understand the value of independent energy from experience, and the south of the country has high wind speeds. In addition, I have a meeting scheduled next week with a potential distributor in Argentina, and having an important patent there would protect any investment that person might make in getting the product sold there.

about communications with investors

21 days ago

We received some inquiries about what to receive as an investor.

For now, communications are through Startengine.

After the round officially closes (now oversubscribed but not all funds confirmed), we plan to set up a separate email account or email messaging account to send updates and communications to all investors.

Notice of Funds Disbursement

28 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Flower Turbines has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Flower Turbines be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

post-goal update

about 1 month ago

Hi, everyone, as you see, we met the goal and are oversubscribed. For those of you who missed the chance, I'd suggest you make sure you are registered on Startengine and following us for updates.

We are working intensely as always. Some of the events this past week:

--Meetings with potential stakeholders in Alaska that could lead to some initial demo projects and testing in the intense cold and very windy envivronment.

--Met with team member Professor Purwar and 2 grad students at Stony Brook University about engineering more applications and installation mechanisms for the turbines. We have already started.

--Met with/ talked to/visited a location with several people about projects and sales in the NY and New England region.

--Met with manufacturers and consultants in Israel to see about production there.

--Web conference with our fiberglass contractors in the Netherlands. The initial molds for residential size fiberglass are in production. We have more work to do on manufacturing the metal lower assembly and arranging for the right electronics. So a lot of work to do but everything moving in the right direction, and we are ordering more equipment for our Rotterdam testing center and officially moving into that industrial space in the next week, while keepiing our office in the science tower.

--Writing this in the airport on the way to China to meet potential manufacturers and customers.

--Just submitted a proposal to a city in Israel for a project of 20 turbines. More proposals under way in Europe also.

Our EU subsidiary just won a contest for a bank loan

about 1 month ago

We can consider this a vote of confidence from a major European bank. We won a 50,000 Euro innovation loan from Rabobank. It involved a full due diligence from the bank before the invitation to a competition in person. (I made a video message since I wasn't able to attend; EU manager Roy Osinga presented in person.) It is a special loan reserved for innovative early stage companies. It is only 7.5% interest and a loan period of 7 years. Aside from giving us some extra non-equity growth capital, it is an opportunity to build our reputation and credit. One of our long term strategies to to obtain large amounts of bank capital to fund projects where we install turbines for free and sell the customer the electricity at a discount to the going utility rate, or other leasing arrangements.

Related to this strategy, Roy and I got Flower Turbines to be one of the speakers at a conference on renewable energy financing in Brussels in November. We hope this will expose us to project investors and developers and make them think about our small wind turbines as part of their solar field projects.

I am working to bring this concept to the US as well. Tomorrow (Sunday) I'm meeting one of you (yes, some of you investors are already contacting me about concrete ideas to move the company forward) who is interested in this financing idea for New York.

We are working on a lot of good first steps that will eventually all come together.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Flower Turbines has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Flower Turbines be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

StartEngine

Enthusiastic Response at Dutch energy fair

about 2 months ago

From October 8-10, Flower Turbines exhibited at Vakbeurs Energie, the largest event on sustainable energy in the Netherlands. Our residential model caught the attention of every passer-by. Flower Turbines was constantly surrounded by curious crowds wondering how beauty and science could work together. The interest and compliments Flower Turbines received reflect a substantial demand for small wind.



Flower Turbines also made contact with potential partners for sales and installation. Aside from all the phone cameras focused on the turning tulip, a camera crew from the largest television channel in the Netherlands (RTL) visited Flower Turbines for a story on national television. The segment will be broadcasted by the program "Doe Maar Duurzam" (Do it sustainable), and it will be aired sometime in November.



Many energy advisors and individuals pointed out that not only does wind energy have a lower carbon footprint than solar, but also that the weather conditions in the Netherlands are more suitable for wind energy. This is reflected by the fact that in the cloudy Dutch winters, when the demand for electricity is the highest, so are the winds.

We signed a lease for our own practical R&D center

about 2 months ago

RDM Rotterdam is a unique place. You might say it's an industrial WeWork. We already have started working there--building, testing, etc. We now signed a 1 year lease to give us that space, and we will have some storage space as well. We ordered already around 20 generators and charge controllers for our tech-support master Philipp to test. This lets us check out suppliers before delivering products. Here is a picture of Manager Roy Osinga signing the lease:



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Comments (304 total)

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STEPHEN OKONGWU `SE OWNER` `12 INVESTMENTS` `INVESTED` 5 days ago
Hi, I am an investor in flower turbines. I would like to know about your expansion plans in Africa (I'm based in Africa)? When will the product be introduced in the African Market? I am also available to support if and when you do decide to pursue an expansion in the African market. Thank you.

> **Daniel Farb** - **Flower Turbines** 5 days ago
> All we are lacking is the right people to introduce it. First: in areas of good wind. Second, to place orders and to run the installations and marketing for a particular country or region. We have enough to concentrate on right now with manufacturing and some large country markets.

Cecilia Santos `2 INVESTMENTS` `INVESTED` 5 days ago
Hi, I would like to know about your marketing plan and if you have already a list of your potential clients? When will the product be introduced in the market?
Thank you.

> **Daniel Farb** - **Flower Turbines** 5 days ago
> The latest version is being introduced now and over the next few months to a limited extent. This is not a short question. Briefly, we believe that once several installations of the latest version are made over the next few months, the product will to a large extent sell itself. I have conversations all the time with people who are interested in being regional salespeople, etc., and will be moving ahead on a few soon.

Cecilia Santos `2 INVESTMENTS` `INVESTED` 9 days ago
Hi, is this your seed round for investors?

Cecilia Santos `2 INVESTMENTS` `INVESTED` 9 days ago
Hi, is this your seed round for investors?

> **Daniel Farb** - **Flower Turbines** 8 days ago
> The name of the round isn't a precise thing. We are beyond seed stage.

Craig Vom Lehn `SE OWNER` `17 INVESTMENTS` `INVESTED` 14 days ago
$8.5M valuation seems very low considering where we're at. Why haven't we raised the valuation? Now that the campaign is oversubscribed, we won't be able to raise the valuation for more investors. Shouldn't we have closed this campaign a while back instead of continually extending it? That way, we could've re-launched at a much higher valuation, like $25M.

> **Daniel Farb** - **Flower Turbines** 14 days ago
> So, I can't comment on what we will do in the future for compliance reasons. As for the past: There are substantial costs in time and platform fees for every major change. Also we had momentum that I didn't want to stop. As an example, I ordered an outside audit to be prepared for a new launch in case it should happen, and it's good to have that anyway and that alone cost $10,000. And, by the way, the pre-money valuation of $7.5 million was probably accurate because it worked. It was also the value suggested by someone in the VC business who knows the company very well. It is interesting for me to hear from you--and I'd be interested in hearing from others--what figure you believe a future round should be.

Neil Fraser `SE OWNER` `6 INVESTMENTS` `INVESTED` 17 days ago
Thank you for the all the encouraging, non-hype, informational updates on Start Engine. I'm so excited about all the progress that has happened in 2019! It is setting us up for a WONDERFUL 2020 and beyond.

> **Daniel Farb** - **Flower Turbines** 16 days ago





Thank you

Simpson Brown 2 INVESTMENTS 18 days ago
What happens when there is no wind? Can electricity be stored?

Daniel Farb - **Flower Turbines** 16 days ago
So, no production of electricity of course. The turbines won't produce at that time. If the system is off grid, there will be batteries. If on grid, then no problem--use the grid supply until your own comes online.

William Schmidt 7 INVESTMENTS INVESTED 20 days ago
Hello, I invested in the first round. However, I was wondering if you are doing residential installs in the West Coast of the US yet, and if so, who I might be able to speak with about interest in placing one at my residence. Thank you.

Daniel Farb - **Flower Turbines** 20 days ago
So we are starting to sell. We don't have a network of specific installers yet. You can use someone local with good construction skills including electrical. Delivery will be in 3-6 months. See flowerturbines.com/customers for details and updates.

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VIDEO TRANSCRIPT (Exhibit D)

"Daniel Farb, you have 2 minutes, Daniel, go."

"Thank you, Elizabeth. I'm going to help them get the pot of gold. (joke based on a discussion that came before the video stsarts). The way I'm going to do it is that I'm the founder and CEO of Flower Turbines. We're addressing the issue of why wind turbines, small wind turbines, have not become a major, $100 billion plus enterprise the way that solar has, and we've solved the technological and other issues that prevent it from happening. Some of those are that we make the turbines beautiful and low noise but also at the same time we make them more efficient, and one of the ways that we do it is that we make it so that they start at lower wind speeds. Most turbines start at 3 meters per second. Ours start at 1.2. Now, in addition to that, one of the big game changers here is that the turbines have a cluster effect. If you've seen the big turbines, normally they're separated by a large amount of space between each one. That's because they interfere aerodynamically with each other. Ours are so constructed so that when you place them close together at the right distance, they actually make their neighbors perform better. That is a game changer; it's a game changer in terms of technology, aerodynamic technology, and it's a game changer in terms of the business model because now we can make small wind farms on rooftops, parking lots, and so forth."

--2nd Video--

This video has no text.

--3rd video--

This video has no text.

--4th video-- (about team)

"Hello, my name is Roy Osinga. I'm director of Flower Turbines of the EU. I'm excited to be part of the next big thing in renewable energy. Small wind for urban areas. Big wind is not a solution —too big, too noisy. We have developed Flower Turbines Wind Tulips, 2-5 meters high. They can fit easily in urban surroundings. Beautiful, bird friendly ,low maintenance, and, most important, efficient. Our cluster technology allows the turbines to let their neighbors perform better. A real game-changer. It generates in a good windy area enough power for one household. We've been selected by PortXL the number 1 accelerator in the Netherlands, to set up the company in Rotterdam. We've signed our first contracts. This is a windmill people can live next to. I'm proud to help companies and society in the energy transition." (Then he summarizes this in Dutch.)

--5th video-- (CEO Bio)

"Hi, I'm first going to talk about my technologies and then about policy I moved from Los Angeles to Israel 10 years ago to get into the technology world. I moved back to the United States 2 years ago to bring them to market. I got interested in renewable energy and decided I wanted to make game changing innovations that would save the planet. So far I've filed around 30 patents in different areas. I'd first like to tell you a little bit about them. They're somewhat related by being influenced by a discipline called Computational Fluid Dynamics. That sounds like a mouthful, but I'm going to make it really easy for you. Imagine that there's wind blowing at 1 meter per second, The relationship between power output and velocity, power is related to the velocity cubed, so that's 1x1x1, one light bulb. If you increase that velocity to 2 meters per second, then you get 2x2x2, which is 8 light bulbs just by increasing the velocity by 1 meter per second. So you take that, and then on top of it, let's say you apply it to water, you multiply it by 1000 because of the density of water as opposed to the wind. So we work with this kind of enhancement of power, and make geometries that causes the speed to be higher at the point where it hits the blades, and now let's see how some of it applies. We make small wind Tulips for flat roofs. Now they're beautiful—that's why we call them Tulips—they're quiet and have low vibration, but there are 2 major impacts on the cost of energy, and those are (1) that they start at lower speed than other turbines, and (2) this is what I call more zoom in less room. There's a cluster effect. They're designed in such a way—and this is one of the patent pending things that I have—if you place them at the right distance next to each other, one improves its neighbor by 20%.Most wind turbines you need to separate far away. Now this is the game changer because if you were to imagine where the solar industry would be if you had to put one panel on one end of a roof and one panel on another end of a roof and nothing in between. So this opens the capability to make rooftop wind farms."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LLC Operating Agreement

This is a Limited Liability Company Amended and Restated Operating Agreement (the "Agreement") replacing and voiding all previous Operating Agreements,. made on May 27, 2018. The Members in this agreement are as follows:

Mark Daniel Farb

The Members to this Agreement agree to the following:

Name:

This Limited Liability Company will be known as Flower Turbines LLC (the "LLC" or "Company").

The LLC:

a) The Members have formed a Limited Liability Company.

b) The terms and conditions of their LLC will be outlined in this Agreement.

c) If the Agreement is executed, the LLC Operating Agreement will be in effect on May 27, 2018.

d) The LLC will only be terminated as outlined in this Agreement.

e) The LLC's primary place of business will be 240 Central Ave., 1J, Lawrence, NY 11559.

f) The LLC will be governed under the laws of the state of New York.

g) The LLC's primary purpose is designing, manufacturing, and selling small wind turbines.

Registered Office and Agent:

The Company's initial registered agent shall be Mark Daniel Farb, located at 240 Central Ave., 1J, Lawrence, New York, 11559. The Company's Managers may, in accordance with the voting authority established above, change the principal office, registered office, or registered agent of the Company, or establish additional agents, offices or places of business of the Company from time to time.

Units:

Each Member owns Units in the Company. "**Units**" are a representation of each Member's "limited liability company interest" within the meaning of the State Law of New York, and include those Units issued to each Member set forth in Schedule A and any other Unit issued to either existing or new Members after the Effective Date.

New Members may be admitted from time to time in connection with the issuance of Units by the Company, subject to the prior written consent of the Manager. In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance of Units or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the joinder. Upon the amendment of this Agreement in accordance with the terms and conditions hereof, including the receipt by the Company of payment for the issuance of Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.4.

Capital:

Flower Turbines intends to define the number of units in existence now as 750,000 at $10 each. The management intends to raise from $10,000 to $2.5 million over the next 2 years, for an additional 250,000 units at $10 each, for a total of 1 million available units.

Capital Accounts. The Company shall establish and maintain a Capital Account for each Member. The initial Capital Accounts shall be in amounts equal to the Members' Initial Capital Contributions. A Member's Capital Account shall be increased by the amount of any additional Capital Contributions made by, and the income and gain allocated to, such Member, and shall be decreased by any losses and deductions allocated, or distributions made, to such Member pursuant to the terms of this Agreement. Except as otherwise provided in this Agreement, no Member shall have any right to demand or receive (a) any cash or property of the Company in return of its Capital Contribution or in respect of his/her/its Membership Interest until the Dissolution of the Company or (b) any distribution from the Company in any form other than cash. If an Interest is Transferred as permitted by this Agreement, the transferee shall succeed to the Capital Account of the Transferor to the extent the Capital Account relates to the Transferred Interest.

Costs:

The Company shall reimburse the Managers for all direct out-of-pocket expenses incurred by them in managing the Company.

Profits & Losses:

a)   The Members will share the net profits and losses of the LLC according to their unit ownership

b)   The Members' profit allocation will be accounted by the manager according to the above units after the costs of the LLC have been paid or calculated according to the above units.

c)   Profit allocations will be distributed by the Manager 1 time per year.

d)   Each member's percentage of their profit allocation each year from the LLC will be distributed according to the Manager's discretion.

e)   Not all members will receive enough funds from the LLC to cover their income taxes for total profit allocation by the LLC.

Members and Managers:

a)   The liability of the Members is limited according to the Limited Liability statutes for the state of New York.

b)   No Member shall be an agent of any other Member by reason of being a Member of the Company.

c)   Members that are not elected as Managers shall not have any control or vote in the operation of the Company's affairs and shall have no power to bind the Company.

d)   The Manager's voting authority will be defined by the following unless otherwise stated in the Agreement: All decisions for contract or otherwise will be made by the Manager. The Manager will have the authority to make decisions for the company.

e)   Management Roles:

Mark Daniel Farb : CEO and Manager

f)   Flower Turbines LLC shall be managed by its manager. The LLC shall be managed by a sole manager, Mark Daniel Farb. The property, business, and affairs of the Company shall be managed by the Manager. Except where the Members' approval is expressly required by this Agreement or by the Act, the Manager shall have full authority, power, and discretion to make all decisions with respect to the Company and to perform such other services and activities as set forth in this Agreement. The Manager shall be an agent of the Company for its business purposes and the Manager may bind the Company in the ordinary course, provided that the Manager has approved such action in accordance with this Agreement or the Act. Unless otherwise expressly authorized by this Agreement, any acts of the Manager that are not apparently for carrying on the Company's business in the ordinary course shall not bind the Company. Except as otherwise expressly provided in this Agreement or the Act, the Members shall have no right to control or manage, nor shall they take any part in the control or management of, the property, business or affairs of the Company. The Company shall have one (1) Manager, who may, but need not, be a Member. The Manager shall be Mark Daniel Farb (the "Manager"). The Members shall have no right whatsoever to remove or replace the Manager, except only in the event that the Manager dies or voluntarily resigns, in which case, a Majority in Interest of the Members shall elect such replacement Manager. The Manager may resign at any time by providing prior written notice of such resignation to the Company; provided that any such resignation shall not become effective until after the Members have appointed a replacement Manager. The Manager shall perform his/her/its duties in good faith and with that degree of care that an ordinarily prudent person in a like position would use under similar circumstances. A Manager who so performs his/her/its duties shall not have any liability by reason of being or having been a Manager. A Manager shall not be liable to the Company or to any Member for any loss or damage unless a judgment or other final adjudication adverse to the Manager establishes that such loss or damage was the result of fraud, gross negligence, willful misconduct, bad faith or a wrongful taking by the Manager. The Manager may have other business interests and may engage in other activities in addition to those relating to the Company; provided, that such activities do not interfere with the Manager's discharge of his responsibilities to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Manager or in any income or revenues derived therefrom. The Manager shall have the power and authority, on behalf of the Company, to:

(a)   represent the Company in any Bankruptcy or insolvency proceedings to which it is a party, in whatever capacity;

(b)   determine whether the Company should file any petition under the United States Bankruptcy Code or other applicable insolvency law; and

(c)   execute and deliver, in the name of the Company or otherwise, any and all documents and instruments, including, without limitation, petitions and requests for relief, as determined by the Manager.

The Manager may delegate functions relating to the day-to-day operations of the Company to its officers, agents, consultants or employees as may from time to time be designated by the Manager, including without limitation, the election of a Chief Executive Officer (the "CEO"). Such officers, agents, consultants and employees need not be Members, and shall have such duties, powers, responsibilities and authority as may from time to time be prescribed by the Manager and may be removed at any time, with or without cause, by the Manager. If a CEO is designated by the Manager, such CEO shall have general and active management and control of the business and affairs of the Corporation, subject to the control of the Manager, shall see that all orders and resolutions of the Manager and Members are carried into effect, and shall have such other duties and responsibilities, subject to any limitations thereof, as may be determined by the Manager. The initial Chief Executive Officer of the Company shall be Mark Daniel Farb. In addition to his/her/its other duties set forth herein, the Manager:

       (a)   may make, on behalf of the Company, the election permitted by Code Section 754 with respect to adjustments to the basis of Company property; and

       (b)   shall, promptly following receipt thereof, give notice to the Members of any proposed audit or adjustments of any Company tax returns.

       (c)   shall serve as the "tax matters partner" within the meaning of Section 6231(a)(7) of the Code.

The Manager, any Member and any officer shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred by such Manager or Member on behalf of the Company or in connection with the Company's business upon substantiation therefore.

Proxies:

At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Managers of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Filing of Notices:

The Managers of the Company shall be responsible for preparation, maintenance, filing, and dissemination of all necessary returns, notices, statements, reports, minutes or other information to the Internal Revenue Service, the state of New York, the Members of the Company, and any other appropriate state or federal authorities or agencies. The Managers may delegate this responsibility to a single Manager in accordance with the voting authority established above.

Liability of Members and Managers:

All debts, obligations and liabilities of the LLC, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no Member shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member. However, each Member remains personally liable for payment of his, her, or its Capital Contribution as set forth in the Act or as otherwise provided in this Agreement. This section does not prevent an LLC Member, should they so choose, from separately agreeing to guaranty or otherwise become liable for a debt which is also of the LLC.

Indemnification:

The Company will indemnify the Managers and agents for all costs, losses, liabilities and damages paid or accrued by the Manager or agent in connection with the Company's business, to the fullest extent provided or allowed by the laws of New York.

Accounting:

a)   All accounts related to the LLC, including contribution and distribution accounts will be audited once per year.

b)   All Members will maintain a joint contribution account. Members will keep accurate and complete books of account for all accounts related to the LLC.

c)   Accounting records will be kept on a cash basis.

d)   All financial records including tax returns and financial statements will be held at the LLC's primary business address and will be accessible to all members by email or on an internet site.

e)   The fiscal year will be complete on the last day of December of each year.

f)   The following Managers will be able to sign checks from any joint Member account:

Mark Daniel Farb

New Members:

The LLC will amend this agreement to include new Members upon the authority of the Manager.

Withdrawal or Death:

The Manager hereby reserve the right to allow a Member to withdraw from the LLC. Should a Member withdraw from the LLC because of choice or death, the Manager will have the option to buy out the remaining shares of the LLC.

The name of the LLC may be amended upon the authority of the Manager.

Powers of Legal Representative:

If a Member who is an individual dies or a court of competent jurisdiction adjudges the Member to be incompetent to manage his or her person or property, the Member's personal representative, administrator, guardian, conservator, trustee or other legal representative shall have all of the rights of an assignee of the Member's interest. If a Member is a corporation, trust, partnership, limited liability company or other entity and is dissolved or terminated, the powers of that Member may be exercised by its legal representative or successor.

Dissolution:

Should the LLC be dissolved by authority of the Manager, the LLC will be liquidated, and the debts will be paid. All remaining funds after debts have been paid will be distributed based on the percentage of ownership interest outlined in this Agreement. An assignment or sale of a Members interest in the Company does not result in the dissolution of the Company. For the avoidance of doubt, the granting of a lien on any amount of Member interest is not deemed to be an assignment.

Liquidation:

Upon dissolution of the Company, the Managers or one of their members that they select shall liquidate the Company's assets and shall do so as promptly as is consistent with obtaining fair value for them, and shall apply and distribute the assets of the Company as follows:

 a)   First, to the payment and discharge of all of the Company's debts and liabilities to creditors of the Company other than the Members;

 b)   Second, to the payment and discharge of all of the Company's debt and liabilities to creditors of the Company that are Members;

 c)   Third, to the Members in accordance with their capital accounts, after giving effect to all contributions, distributions and allocation for all periods.

Amendments:

 a)   Amendments may be made hereto upon the majority and written consent of all Members.

 b)   Amendments must be expressly written and have the original signature of the Manager

Settling Disputes:

All Members agree to enter into binding arbitration before filing suit against any other Member or the LLC for any dispute arising from this Agreement or LLC. Any law suits will be under the jurisdiction of the state of New York. The default arbitrator is the American Arbitration Association.

Action Without Meeting:

Any action required or permitted to be taken by the Managers at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Managers.

Choice of Law and Severability:

This Agreement shall be construed in accordance with the internal law of the state of New York. If any provision of this Agreement shall be contrary to the internal laws of the state of New York or any other applicable law, at the present time or in the future, such provision shall be deemed null and void, but this shall not affect the legality of the remaining provisions of this Agreement. This Agreement shall be deemed to be modified and amended so as to be in compliance with applicable law and this Agreement shall then be construed in such as way as will best serve the intention of the parties at the time of the execution of this Agreement.

Entire Agreement:

This Agreement constitutes the entire agreement among the Members regarding the terms and operations of the Company, except for any amendments to this Agreement adopted in accordance with the terms herein. This Agreement supersedes all prior and contemporaneous agreements, statements, understandings, and representations of the parties regarding the terms and operation of the Company, except as provided in the preceding sentence.

All Members signed hereto agree to the above stated Agreement.

Signed this 24 day of May, 2018

Signature: _____

Mark Daniel Farb

SCHEDULE A.

Member Name	Membership Units	Capital Contribution
Mark Daniel Farb (Manager)	750,000	$594,207 (as of 12/31/2017)
Authorized Total	1,000,000	